Motive Capital Corp

7 World Trade Center, 250 Greenwich St., FL 47

New York, New York 10007

December 9, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Motive Capital Corp Registration Statement on Form S-1 File No. 333-250947

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Motive Capital Corp (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on December 10, 2020, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Christian O. Nagler, of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4660, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Blythe Masters
Blythe Masters
Chief Executive Officer and Director